02019523

ITED STATES
EXCHANGE COMMISSION
...ington, D.C. 20549

OF 3-28-02

SEC FILE NO.
8-53276

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 25 2002

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (mm/dd/yy) AND ENDING 12/31/01 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STINSON SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

55 FRANCISCO STREET, PENTHOUSE SUITE A
(No and Street)

SAN FRANCISCO (city) CALIFORNIA (State) 94110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LONNIE ODOM (415) 990-0740
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4-4-02

OATH OR AFFIRMATION

I, **LONNIE ODOM**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **STINSON SECURITIES, LLC** as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 21st DAY OF MARCH 2002
BY LONNIE ODOM JR.

NOTARY PUBLIC

Notary Public

Signature

CEO

Title

ANTONIO LOCATELLI
Commission # 1250531
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2004

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stinson Securities, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Stinson Securities, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Stinson Securities, LLC (the Company) as of December 31, 2001, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stinson Securities, LLC at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

February 20, 2002

Stinson Securties, LLC

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$ 143,454
Accounts receivable	76,765
Due from member	1,000
Furniture and equipment, net of	
$618 accumulated depreciation	7,312
Deposits	2,058
Total assets	$ 230,589

Liabilities and Members' Equity

Accounts payable and accrued expenses	$ 31,679
Commissions payable	6,560
Line of credit	3,964
Franchise tax payable	800
Total liabilities	43,003
Total members' equity	187,586
Total liabilities and members' equity	$ 230,589

See independent auditor's report and accompanying notes.

Stinson Securties, LLC

Statement of Income

For the Year Ended December 31, 2001

Revenues:		
Management and underwriting fees	$	127,802
Interest and dividend income		1,458
Total revenue		129,260
Expenses:		
Underwriting expenses		27,500
Commission expense		24,838
Travel and entertainment	$	9,738
Registration costs and fees		5,695
Rent		4,540
Depreciation expense		618
Other operating expenses		22,946
Total expenses		95,875
Income before income taxes		33,385
Income tax provision		800
Net income	$	32,585

See independent auditor's report and accompanying notes.

Stinson Securities, LLC

Statement of Members' Equity

For the Year Ended December 31, 2001

Capital contribution - Class A member	$ 1
Capital contributions - Class B members	155,000
Net income	32,585
Members' Equity at December 31, 2001	$ 187,586

See independent auditor's report and accompanying notes.

Stinson Securties, LLC

Statement of Cash Flows

December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 32,585
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	618
(Increase) decrease in:	
Accounts receivable	(76,765)
Due from member	(1,000)
Deposits	(2,058)
Increase (decrease) in:	
Accounts payable and accrued expenses	31,679
Commissions payable	6,560
Franchise tax payable	800
Net cash provided (used) by operating activities	(7,581)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(7,930)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	155,001
Borrowings on notes and lines of credit	13,964
Payments on loans	(10,000)
Net cash provided (used) by financing activities	158,965
Net increase (decrease) in cash and cash equivalents	143,454
Cash and cash equivalents, beginning of year	0
Cash and cash equivalents, end of year	$ 143,454
SUPPLEMENTAL DISCLOSURES	
Taxes paid	$ 0
Interest paid	$ 104

See independent auditor's report and accompanying notes.

Stinson Securities, LLC

Notes to the Financial Statements

December 31, 2001

(1) Organization

Stinson Securities, LLC (the Company) was organized in the State of California on July 19, 2001 and is a member of the National Association of Securities Dealers. The Company participates in municipal bond underwriting primarily in California.

(2) Summary of Significant Accounting Policies

Underwriting Fees

The Company underwrites a municipal bond offering by contracting to buy the issue at a price based on selling the offering on a best effort basis. The difference between the price paid and the contract price less expenses represent underwriting income or loss.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company (LLC) and is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California franchise tax of $800 and a California LLC fee based on gross revenue.

Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Property and equipment are valued as cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

(3) Line of Credit

The Company has a $10,000 revolving line of credit, which requires monthly interest payments at an annual percentage rate of 9.75%. At December 31, 2001, the Company has $5,225 available under the line of credit.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2001, the Company's net capital was $100,443, which exceeded the requirement by $95,068.

Lease Obligations

The Company leases office space in San Francisco, California. The lease began on November 15, 2001 and ends November 15, 2006. The annual future minimum lease payments are as follows:

Year ended	Amount
December 31, 2002	24,698
December 31, 2003	25,291
December 31, 2004	25,587
December 31, 2005	25,587
December 31, 2006	21,323
	$122,486

(5) Risk Concentrations

Due to the nature of the municipal bond underwriting business, the Company's revenue during the period was the result of two transactions

At December 31, 2001 the Company's $76,765 receivable is related to one transaction. Management believes this receivable to be fully collectible at December 31, 2001.

(6) Distributions to Members

The Company has two classes of members. Class B members have priority over class A members with respect to return of capital and distribution of quarterly gross revenue. Class B members are entitled to 1% of gross revenues for every $10,000 invested as a capital contribution. Members's liability is limited to their respective capital contribution.

SUPPLEMENTAL INFORMATION

Stinson Securties, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net Capital:		
Total members' equity qualified for net capital		187,586
Less: Non allowable assets		
Furniture and fixtures	7,312	
Deposits	2,058	
Due from member	1,000	
		10,370
Net capital before haircuts		177,216
Less: Haircuts on securities		8
Net capital		$ 177,208
Net minimum capital requirement of 12.50% of aggregate indebtedness of $42,203 or $100,000, whichever is greater		100,000
Excess net capital		77,208

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001).

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2001	208,068
Decrease in members' equity	(41,597)
Decrease in non allowable assets	10,737
Net capital per above computation	177,208

Stinson Securties, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year December 31, 2001

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Stinson Securities, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Stinson Securities, LLC (the Company) for the period ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated February 20, 2002.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2002

MAR 25 2002

Stinson Securities, LLC

Annual Audit Report

December 31, 2001

ERNST WINTTER & ASSOCIATES
Certified Public Accountants